AH 4/4/2002

[redacted]

02022671

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-39613

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JOLSON MERCHANT PARTNERS

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 21 2002
WASH, D.C.
365

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

ONE EMBARCADERO CENTER, SUITE 2100
(No. and Street)

SAN FRANCISCO	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EGIDIO MOGAVERO	**(415) 835-8919**
	(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

333 Market Street	**San Francisco**	**CA**	**94105**
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 08 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH
4/4/2002

OATH OR AFFIRMATION

I, Egidio Mogavero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Jolson Merchant Partners as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

EGIDIO MOGAVERO
CHIEF FINANCIAL OFFICER

Notary Public

CLAUDIA RENEE PYTLIK
COMM. # 1281592
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. Oct. 23, 2004

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Board of Directors
and Shareholder of Jolson Merchant Partners

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows present fairly, in all material respects, the financial position of Jolson Merchant Partners (the "Company") at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2002

Jolson Merchant Partners
Statement of Financial Condition
December 31, 2001

Assets	
Deposit with clearing broker	$ 104,730
Restricted cash	161,270
Receivable from clearing broker	1,462,253
Investment banking fees receivable	170,711
Marketable securities owned and held at clearing broker, at market value	13,298,462
Interest and dividends receivable	431,424
Fixed assets, net	634,019
Other assets	217,807
Total assets	$ 16,480,676
Liabilities and Shareholder's Equity	
Liabilities:	
Securities sold but not yet purchased, at market value	$ 2,929,211
Income taxes payable	95,000
Accounts payable and accrued expenses	145,857
Cash overdraft	69,238
Total liabilities	3,239,306
Liabilities subordinated to claims of general creditors	7,500,000
Commitments (Note 8)	
Shareholder's equity:	
Preferred stock, $1 par value, 10,000 shares authorized, none issued or outstanding	-
Common stock, $1 par value, 10,000,000 shares authorized, 28,500 shares issued and outstanding	28,500
Additional paid-in capital	5,998,631
Accumulated deficit	(285,761)
Total shareholder's equity	5,741,370
Total liabilities and shareholder's equity	$ 16,480,676

The accompanying notes are an integral part of these financial statements.